PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 23, 1999)


                                  $250,000,000

[Murphy Oil Corp. Logo]

                               7.05% Notes due 2029

                                  ------------

   The notes will bear interest at the rate of 7.05% per year. Interest on the notes is payable on May 1 and November 1 of each year, beginning on November 1, 1999. The notes will mature on May 1, 2029. Murphy Oil Corporation may redeem some or all the notes at any time at a price equal to 100% of the principal amount of the notes plus a make-whole premium. The redemption prices are discussed under the caption "Description of the Notes--Redemption."

   The notes will be senior obligations of Murphy Oil Corporation and will rank equally with all of Murphy Oil Corporation's other unsecured senior indebtedness.

                                  ------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  ------------

                                                        Per Note      Total
                                                      ------------ ------------
Public Offering Price                                    99.679%   $249,197,500
Underwriting Discount                                     0.875%   $  2,187,500
Proceeds to Murphy Oil Corporation (before expenses)     98.804%   $247,010,000


   Interest on the notes will accrue from May 4, 1999 to date of delivery.

                                  ------------

   The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers on or about May 4, 1999.

                                  ------------

Salomon Smith Barney

            Chase Securities Inc.

                        Goldman, Sachs & Co.

                                    NationsBanc Montgomery Securities LLC

                                                         Warburg Dillon Read LLC

April 29, 1999

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or, with respect to information incorporated by reference, as of the date of that information.

                                 ------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
About Murphy Oil...........................................................  S-3
The Offering...............................................................  S-6
Summary Historical Financial Data..........................................  S-7
Summary Historical Operating Data..........................................  S-9
Summary Reserve Data....................................................... S-10
Use of Proceeds............................................................ S-11
Capitalization............................................................. S-12
Description of the Notes................................................... S-13
Underwriting............................................................... S-17
Legal Matters.............................................................. S-18
Experts.................................................................... S-18

                                   Prospectus

Available Information.......................................................   2
Incorporation of Certain Documents by Reference.............................   2
The Company.................................................................   3
Use of Proceeds.............................................................   3
Ratio of Earnings to Fixed Charges..........................................   4
Description of Debt Securities..............................................   4
Plan of Distribution........................................................  11
Legal Opinions..............................................................  12
Experts.....................................................................  12

   This prospectus supplement contains certain forward looking information and statements which we have made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We cannot assure you that we will attain the results indicated in this prospectus supplement. We have included important factors that may cause actual results to differ materially from the results indicated in this prospectus supplement in our January 15, 1997 Form 8-K on file with the SEC.

                                ABOUT MURPHY OIL

   In this prospectus supplement, we refer to Murphy Oil Corporation and its wholly owned subsidiaries as "we", "our" or "Murphy Oil" unless the context clearly indicates otherwise. The term "notes" refers to the 7.05% Notes due 2029. Our ownership interest percentage in exploration and production projects and other jointly owned facilities is shown following the name of each field, block or facility.

Summary

   We are an integrated oil company with worldwide oil and gas exploration and production operations, refining and marketing operations in the United States and the United Kingdom, and pipeline and crude oil trading operations in Canada. Our operations are classified into two business activities: (1) "Exploration and Production" and (2) "Refining, Marketing and Transportation." For reporting purposes, our exploration and production activities are subdivided into five geographic segments -- the United States, Canada, the United Kingdom, Ecuador, and all other countries; our refining, marketing and transportation activities are subdivided into three geographic segments -- the United States, the United Kingdom and Canada.

Exploration and Production

   During 1998, our principal exploration and production activities were conducted in the United States, Canada, the United Kingdom and Ecuador. Our core operating areas include the Gulf of Mexico, the Jeanne d'Arc basin off the east coast of Canada, western Canada and the United Kingdom.

   Our estimated net proved hydrocarbon reserves at the end of 1998 increased to 380 million barrels of oil equivalent from 362 million barrels of oil equivalent in 1997. This marks the eighth consecutive year that we replaced more reserves than we produced. Although our 1998 worldwide production of 97,612 barrels of oil equivalent a day represented a reduction of approximately 5% from 1997 levels, crude oil production increased by 3%.

   Our U.S. operations are concentrated in the Gulf of Mexico and onshore South Louisiana. We participated in 20 exploratory wells during 1998, 17 of which were successful, for an 85% success rate. Additions to our U.S. proved reserves totaled 107 billion cubic feet of natural gas equivalents in 1998, which amounted to 136% of U.S. hydrocarbon production. We upgraded our leasehold position in the Gulf of Mexico by participating in two 1998 federal lease sales, acquiring interests ranging from 33% to 100% in 21 blocks, 15 of which are in the deepwater. We were the high bidder on 13 tracts in the Gulf of Mexico in the March 1999 federal lease sale, 12 of which are in the deepwater. Subject to final approval by the Minerals Management Service, these tracts will be awarded by mid-June 1999.

   In 1998 we invested over 65% of our exploration capital of $137.4 million in the Gulf of Mexico and onshore South Louisiana, and we expect a similar allocation in 1999. In 1998, we made our first deepwater discoveries, Boomslang (45%) and North Marlin (30%). Boomslang is located at Ewing Bank Block 994 in 850 feet of water and North Marlin is located at Viosca Knoll Block 827 in water depth exceeding 2500 feet. Deepwater discoveries have continued in 1999 with Habanero (33.75%) in approximately 2000 feet of water at Garden Banks Block 341.

   Canada is our largest source of crude oil reserves and production and set a production record of 28,199 barrels a day in 1998. In 1998, we had our first full year of production in the Jeanne d'Arc basin off the east coast of Canada following the start-up of the Hibernia field (6.5%) in late 1997. In 1998, the Hibernia field produced at a gross rate of 65,000 barrels a day. Elsewhere in the basin, the Terra Nova oil development project (12%) remains on schedule to deliver first oil before the end of the year 2000. Construction of Terra Nova's floating production system commenced in 1998. Our Canadian activities also include a 5% interest in Syncrude, the world's largest producer of synthetic crude oil from oil sands.

   Our U.K. exploration and production operations are centered in the North Sea and Atlantic Margin basins. Production averaged 17,475 barrels of oil equivalent a day in 1998, representing a 9% increase from 1997. The increase in U.K. production in 1998 is attributable to new low-cost fields that came on stream during 1998. Gross production from Mungo/Monan (12.7%) was 65,000 barrels of oil a day by the end of 1998. Mungo is produced from a normally unmanned platform while Monan uses a subsea system. Both fields produce to a central processing facility. In addition, production from the Schiehallion field (5.9%), west of the Shetland Islands, commenced in 1998. Gross production by the end of 1998 totaled approximately 86,000 barrels of oil a day.

   Although our exploration programs emphasize those areas where significant production has been established, we also possess the technical expertise to identify frontier prospects, along with the resources to acquire significant ownership positions therein. Utilizing that ownership position to fund exploratory drilling has been an available option that will continue to be implemented where warranted. Frontier areas of particular note include the U.K. Atlantic Margin, Philippines, Pakistan, Alaska, and most recently, Malaysia, where we recently signed production sharing contracts covering three offshore blocks. We believe we can use our long-lived, low-cost oil properties in established worldwide basins to fund an active, yet focused, exploration program that seeks meaningful growth opportunities.

Refining, Marketing and Transportation

   We own refineries located in Meraux, Louisiana and Superior, Wisconsin and have an effective 30% interest in a refinery located in Milford Haven, Wales. We have built an integrated presence in each of our refinery markets by providing products to 59 terminals serving approximately 550 retail and wholesale stations and numerous unbranded customers in the United States, and 10 terminals supplying retail and wholesale stations in the United Kingdom.

   The Meraux refinery is capable of processing 100,000 barrels of crude oil a day and distributes petroleum products via pipeline and barge to an area covering 11 states. This distribution system consists of 35 terminals, 22 of which are wholly or jointly owned, and at the end of 1998 supplied gasoline to 326 owned and wholesale branded stations.

   In 1998, the Meraux refinery set its fourth consecutive record for annual throughput, averaging 101,834 barrels of crude oil a day. The refinery posted a composite 98% onstream time during 1998. Meraux has successfully completed its transition to processing a medium, sour crude oil imported from Latin America in place of a more expensive light, sweet crude. We realized savings in freight costs through the use of large capacity tankers able to unload at the Louisiana Offshore Oil Port ("LOOP") which provides deepwater unloading accommodations off the Louisiana coast for oil tankers and onshore facilities for storage of crude oil, and which is connected to the refinery by pipeline.

   We invested approximately $18 million in capital projects at Meraux in 1998 to improve efficiencies and meet U.S. Environmental Protection Agency (EPA) mandates, including completion of an upgrade to the Middle Distillate Hydrotreater. Meraux's ongoing "green" fuels initiative is designed to produce lower sulfur gasoline and diesel fuel that we believe will meet anticipated mandates from the EPA. This project is currently in the engineering phase, during which alternatives are being evaluated and preliminary equipment specifications and costs are being developed.

   Our Superior refinery is capable of processing 35,000 barrels of crude oil a day and distributes gasoline and distillates through 21 terminals. It supplied gasoline to 226 owned and SPUR(R) branded stations in the Upper Midwest at the end of 1998. In response to the weak market for heavy sour crude, Superior processed over 9,000 barrels a day of heavy Canadian asphaltic crude in 1998, an increase of 25% over the average for recent years. As a result, 1998 was a record year for asphalt sales, as 1.8 million barrels were sold through three Murphy Oil terminals in the Upper Midwest.

   In keeping with our strategy to improve operating efficiencies and to comply with federal government mandates, in 1998 we invested over $9 million in capital projects, including $2.3 million in an asphalt polymer modification project at Superior. This modification enables the refinery to produce improved asphalt grades required by the federal government to extend road life and minimize repair costs. In 1998 we also opened a marine fueling terminal in Duluth, Minnesota to directly service the active Lake Superior shipping traffic.

   The Milford Haven, Wales refinery (30%) is capable of processing 108,000 gross barrels of crude oil a day. We transport products by rail to three Murphy Oil distribution terminals, which in turn supply products to approximately 400 MURCO branded retail stations.

   In 1998, we continued our ongoing endeavor with Wal-Mart of building retail gasoline stations in the parking areas of Wal-Mart Supercenters under the Murphy USA(R) brand. At April 15, 1999, 41 stations were in operation and we expect to have 100 stations in operation by the end of 1999.

   We own a 20% interest in a 120-mile refined products pipeline, with a capacity of 165,000 barrels a day, that transports products from the Meraux refinery to two common carrier pipelines serving our marketing area in the southeastern United States. We also own a 22% interest in a 312-mile crude oil pipeline in Montana and Wyoming, with a capacity of 120,000 barrels a day, and a 3.2% interest in LOOP LLC. In addition, we own 29.4% of a 22-mile crude oil pipeline that connects LOOP storage at Clovelly, Louisiana and Alliance, Louisiana and 100% of a 24-mile crude oil pipeline that connects Alliance to the Meraux refinery. The pipeline from Alliance to Meraux is also connected to another company's pipeline system, allowing crude oil transported by that system to be shipped to the Meraux refinery.

   In western Canada, we own interests in five crude oil pipeline systems, including the Manito (52.5%), Cactus Lake (13.1%), and North-Sask (36.1%) lines. In addition, we operate a fleet of trucks that haul crude oil and natural gas liquids.

Recent Developments

   Our loss before special items in the first quarter of 1999 totaled $5.7 million compared to net income of $15.5 million in the first quarter a year ago. The net loss in the first quarter of 1999 totaled $6.7 million and included an after-tax charge of $1 million for a reduction in force. Net cash from operating activities excluding changes in noncash working capital items totaled $47.9 million in the first quarter of 1999 and included $26.1 million of turnaround charges at our Meraux refinery. In the first quarter of 1998 net cash from operating activities totaled $83.1 million.

   Worldwide downstream operations earned $2.9 million in the first quarter of 1999 compared to $12.4 million a year ago, as margins in both the U.S. and U.K. were under pressure throughout the quarter. Exploration and production operations reported a loss of $3.2 million in the first quarter of 1999 compared to earning $6 million a year ago, with an 18% increase in crude oil production more than offset by a 9% decline in average worldwide crude oil sales prices, a 21% reduction in U.S. natural gas sales prices, and a 45% increase in exploration expenses. Corporate functions reflected a loss of $5.4 million in the first quarter of 1999 compared to a loss of $2.9 million in the first quarter of 1998.

                                 The Offering

   This summary of the offering highlights selected information from this prospectus supplement and the accompanying prospectus but does not contain all information that may be important to you. We encourage you to read this prospectus supplement and the accompanying prospectus in its entirety before making an investment decision.

Notes Offered.............................. $250,000,000 aggregate principal amount of 7.05%
                                            Notes due 2029
Maturity Date.............................. May 1, 2029
Interest Payment Dates..................... May 1 and November 1 of each year, commencing
                                            November 1, 1999
Ranking.................................... The notes:
                                            . will be unsecured
                                            . will rank equally with all our existing
                                              and future unsecured senior debt
                                            . will be senior to any future subordinated
                                              debt
                                            . will be effectively junior to our secured
                                              debt and to all existing and future debt
                                              and other liabilities of our
                                              subsidiaries, including trade payables
Redemption................................. At any time, we may redeem any or all of the notes in principal amounts of $1,000 or any
                                            integral multiple thereof. We will pay a
                                            redemption price equal to the principal amount
                                            of notes we redeem plus a make-whole premium,
                                            which is described under the heading
                                            "Description of the Notes--Redemption" beginning
                                            on page S-13. We also will pay accrued interest
                                            to the redemption date.
Covenants.................................. We will issue the notes under an indenture containing covenants for your benefit. These
                                            covenants restrict our ability, with certain
                                            exceptions, to:
                                            . incur debt secured by liens
                                            . engage in sale/leaseback transactions
Use of Proceeds............................ We intend to use the net proceeds to repay outstanding indebtedness under existing credit
                                            facilities.

                       SUMMARY HISTORICAL FINANCIAL DATA

   We have provided in the tables below summary consolidated historical financial data. We have derived the statement of income data and other financial data for each of the years in the five-year period ended December 31, 1998, and the balance sheet data as of December 31 for each of the five years ended December 31, 1998, from our audited consolidated financial statements. You should read the following financial information in conjunction with our consolidated financial statements and related notes that we have incorporated by reference in the accompanying prospectus.

                                         Year Ended December 31,
                          -----------------------------------------------------------
                             1998        1997        1996        1995         1994
                          ----------  ----------  ----------  ----------   ----------
                                      (in thousands, except ratios)
Statement of Income
 Data(1):
Total revenues..........  $1,698,848  $2,137,767  $2,022,176  $1,631,780   $1,610,716
                          ----------  ----------  ----------  ----------   ----------

Costs and Expenses:
Crude oil, products and
 related operating
 expenses...............   1,279,619   1,527,301   1,483,914   1,218,083    1,179,826
Exploration expenses,
 including undeveloped
 lease amortization.....      65,582      94,792      70,206      65,755       42,741
Selling and general
 expenses...............      61,363      65,928      66,402      63,788       62,884
Depreciation, depletion
 and amortization.......     202,695     209,419     182,381     221,871      194,999
Impairment of long-lived
 assets.................      80,127      28,056          --     198,988           --
Charge resulting from
 cancellation of a
 drilling rig contract..       7,255          --          --          --           --
Provision for reduction
 in force...............          --          --          --       6,610           --
Interest expense........      18,090      12,717      13,120      14,428       12,398
Interest capitalized....      (7,606)    (12,096)    (10,202)     (9,015)      (9,842)
                          ----------  ----------  ----------  ----------   ----------
  Total costs and
   expenses.............   1,707,125   1,926,117   1,805,821   1,780,508    1,483,006
                          ----------  ----------  ----------  ----------   ----------
Income (loss) from
 continuing operations
 before income taxes....      (8,277)    211,650     216,355    (148,728)     127,710
Federal and state income
 tax expense (benefit)..      18,469      49,062      43,860      (6,233)      25,627
Foreign income tax
 expense (benefit)......     (12,352)     30,182      46,539     (14,576)      12,736
                          ----------  ----------  ----------  ----------   ----------
  Income (loss) from
   continuing
   operations...........  $  (14,394) $  132,406  $  125,956  $ (127,919)  $   89,347
                          ==========  ==========  ==========  ==========   ==========
Other Financial Data:
Net cash provided by
 continuing operations..  $  321,091  $  401,843  $  472,480  $  309,878   $  312,251
Capital expenditures....  $  388,799  $  468,031  $  418,056  $  287,151   $  385,921
EBITDA(2)...............  $  285,029  $  449,746  $  401,654  $  277,544   $  325,265
Ratio of EBITDA to
 interest expense.......        15.8x       35.4x       30.6x       19.2x        26.2x
Ratio of earnings to
 fixed charges(3).......         0.4x       13.9x       14.3x       (7.3)x        8.9x
Ratio of earnings before
 special items to fixed
 charges(4).............         4.3x       14.2x       12.3x        3.3x         7.5x

                                           As of December 31,
                         ------------------------------------------------------
                            1998       1997       1996       1995       1994
                         ---------- ---------- ---------- ---------- ----------
                                             (in thousands)
Balance Sheet Data:
Working capital......... $   56,616 $   48,333 $   56,128 $   87,388 $   61,750
Net property, plant and
 equipment.............. $1,662,362 $1,655,838 $1,556,830 $1,377,455 $1,558,716
Total assets............ $2,164,419 $2,238,319 $2,243,786 $2,098,466 $2,297,459
Long-term debt.......... $  333,473 $  205,853 $  201,828 $  193,146 $  172,289
Total debt.............. $  341,385 $  214,255 $  215,463 $  203,778 $  179,897
Stockholders'
 equity(5).............. $  978,233 $1,079,351 $1,027,478 $1,101,145 $1,270,679

--------
(1) Includes effects on income of special items. Special items (material nonrecurring items) generally consisted of asset impairments, gains on asset sales, refunds and settlements of income tax matters, modifications of various oil and gas contracts, inventory write-downs, restructuring charges, and settlement of legal matters. Special items increased (reduced) net income for 1998, 1997, 1996, 1995 and 1994 by $(57,935,000), $68,000,
    $22,124,000, $(152,066,000), and $20,236,000, respectively. More information about our special items is given in "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 8 in Item 7 of our annual report on Form 10-K for the year ended December 31, 1998.

(2) EBITDA means earnings from continuing operations before interest expense, income taxes, and depreciation, depletion and amortization. EBITDA is not a generally accepted accounting principles measure and may not be comparable to similarly titled items of other companies. You should not consider EBITDA as an alternative to net income or any other generally accepted accounting principles measure of performance as an indicator of our operating performance or as a measure of liquidity. EBITDA does not represent funds available for management's discretionary use because certain future cash expenditures are not reflected in the EBITDA presentation. Some investors use this data as an indicator of a company's ability to service debt.

(3) We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, "earnings" consist of income from continuing operations before income taxes adjusted for (1) fixed charges, (2) undistributed earnings of companies accounted for by the equity method, (3) capitalized interest, and (4) amortization of capitalized interest. "Fixed charges" consist of interest and amortization of debt discount and expense, whether capitalized or expensed, and that portion of rental expense determined to be representative of the interest factor. The computation of earnings as described above was less than fixed charges by $13,726,000 and $141,519,000 in 1998 and 1995, respectively.

(4) For the ratio of earnings before special items to fixed charges, we have excluded special items, as described in footnote (1) above, from the computation of earnings.

(5) Stockholders' equity as of December 31, 1996 reflects a $172,561,000 charge for distribution of common stock of Deltic Timber Corporation to stockholders.

                       SUMMARY HISTORICAL OPERATING DATA

   We have provided in the table below our summary operating data for each of the years in the five-year period ended December 31, 1998.

                                                Year Ended December 31,
                                        ---------------------------------------
                                         1998    1997    1996    1995    1994
                                        ------- ------- ------- ------- -------
Exploration and Production:
Net crude oil, condensate and natural
 gas liquids
 production - barrels a day:
  United States.......................    7,798  10,760  11,645  13,736  13,355
  Canada - excluding synthetic oil....   17,699  15,730  14,133  14,021  12,363
  Canada - synthetic oil..............   10,500   9,341   8,163   8,832   9,065
  United Kingdom......................   15,411  13,861  13,264  15,035  13,540
  Ecuador.............................    7,720   7,802   6,005   5,274   1,967
  Other...............................       --      --      --     117   1,038
                                        ------- ------- ------- ------- -------
   Total..............................   59,128  57,494  53,210  57,015  51,328
                                        ======= ======= ======= ======= =======
Net natural gas sold - thousands of
 cubic feet a day:
  United States.......................  169,519 211,207 155,017 189,250 195,555
  Canada..............................   48,998  44,853  43,031  40,907  37,945
  United Kingdom......................   12,384  12,609  15,247  10,671  10,138
  Spain...............................       --      --   7,338  10,898  12,620
                                        ------- ------- ------- ------- -------
   Total..............................  230,901 268,669 220,633 251,726 256,258
                                        ======= ======= ======= ======= =======
Net hydrocarbon production -
  equivalent barrels(1) a day.........   97,612 102,272  89,982  98,969  94,038
Estimated net hydrocarbon reserves -
  million equivalent
 barrels (1,2)........................    379.9   362.1   337.6   333.8   327.6
Reserve life - years(3)...............     10.7     9.7    10.3     9.2     9.5

Refining, Marketing and Transportation:
Crude capacity of refineries - barrels
 per stream day:
  Meraux, Louisiana...................  100,000 100,000 100,000 100,000 100,000
  Superior, Wisconsin.................   35,000  35,000  35,000  35,000  35,000
  Milford Haven, Wales................   32,400  32,400  32,400  32,400  32,400
                                        ------- ------- ------- ------- -------
   Total..............................  167,400 167,400 167,400 167,400 167,400
                                        ======= ======= ======= ======= =======
Refinery utilization(4)...............    98.9%   96.5%   94.3%   92.9%   84.2%
Total refinery inputs - crude oil and
 other feedstocks - barrels a day.....  176,984 169,738 164,201 163,783 149,613

Refined products sold - barrels a day:
  United States.......................  137,620 134,209 127,590 126,143 113,191
  United Kingdom......................   36,093  28,977  33,615  31,234  40,266
  Canada..............................      439     244     254     283     246
                                        ------- ------- ------- ------- -------
   Total..............................  174,152 163,430 161,459 157,660 153,703
                                        ======= ======= ======= ======= =======
Branded retail outlets(2):
  United States.......................      552     585     527     514     588
  United Kingdom......................      389     396     424     465     470
  Canada..............................        8       6       7       7       8
                                        ------- ------- ------- ------- -------
   Total..............................      949     987     958     986   1,066
                                        ======= ======= ======= ======= =======

--------
(1) 6,000 cubic feet of natural gas equals one equivalent barrel.
(2) At December 31.
(3) Total net proved hydrocarbon reserves at December 31 divided by net hydrocarbon production for the year.
(4) Average crude oil processed divided by total crude capacity.

                              SUMMARY RESERVE DATA

   We have provided in the table below summary data with respect to our estimated proved reserves of oil and natural gas as of December 31, 1998 and December 31, 1997. Unless we inform you otherwise, all information in this table relating to oil and natural gas reserves has been based upon our estimates and reflects our net interest after royalties.

                                                         As of December 31,
                                                       ----------------------
                                                          1998        1997
                                                       ----------- -----------
Proved Reserves:
Estimated net proved oil reserves - millions of
 barrels:
 Crude oil, condensate and natural gas liquids:
  United States.......................................        23.0        19.1
  Canada(1)...........................................        50.8        49.1
  United Kingdom......................................        56.7        57.3
  Ecuador.............................................        32.2        31.1
                                                       ----------- -----------
   Total..............................................       162.7       156.6
 Synthetic oil - Canada...............................       115.6       103.5
                                                       ----------- -----------
   Total proved oil reserves..........................       278.3       260.1
                                                       =========== ===========
Estimated net proved natural gas reserves - billions
 of cubic feet:
 United States........................................       440.1       435.4
 Canada...............................................       130.1       140.4
 United Kingdom.......................................        39.1        36.4
                                                       ----------- -----------
   Total proved natural gas reserves..................       609.3       612.2
                                                       =========== ===========
Total estimated net proved hydrocarbon reserves -
  million equivalent barrels(2).......................       379.9       362.1
                                                       =========== ===========

--------
(1) Excludes 48.3 million barrels of crude oil to be added to reserves as development of the Hibernia and Terra Nova oil fields proceeds.
(2) 6,000 cubic feet of natural gas equals one equivalent barrel.

                                USE OF PROCEEDS

   We intend to use the net proceeds to repay outstanding indebtedness under existing credit facilities which carry average interest rates ranging between 5.14% and 10.10%.

                                 CAPITALIZATION

   We have provided in the table below our unaudited consolidated capitalization as of March 31, 1999, and as adjusted to give effect to the issuance of the notes and the application of the net proceeds from that issuance as described in "Use of Proceeds."

                                                           March 31, 1999
                                                        ----------------------
                                                                        As
                                                          Actual     adjusted
                                                        ----------  ----------
                                                              unaudited
                                                           (in thousands)
Long-term notes payable:
 7.05% Notes due 2029.................................. $       --  $  250,000
 Notes payable to bank, 10.1%, due 2004................     20,000      20,000
 Notes payable to banks, 5.09% to 5.60%, $25,186
  payable in Canadian dollars, due 2002................    282,186      35,176
 Other, 6% and 8%, due 2000-2021.......................        862         862
                                                        ----------  ----------
   Total long-term notes payable.......................    303,048     306,038
                                                        ----------  ----------
Long-term nonrecourse debt of a subsidiary:
 Canadian Government guaranteed credit facility with
  banks - commercial paper, 4.93% to 5.11%, $40,961
  payable in Canadian dollars, supported by credit
  facility, due 2001-2008..............................    110,361     110,361
 Loan payable to Canadian Government, interest free,
  payable in Canadian dollars, due 1999-2008...........     34,466      34,466
                                                        ----------  ----------
   Total long-term nonrecourse debt of a subsidiary....    144,827     144,827
                                                        ----------  ----------
   Total long-term debt................................    447,875     450,865
                                                        ----------  ----------
Stockholders' equity:
 Cumulative Preferred Stock, par $100, authorized
  400,000 shares, none issued..........................         --          --
 Common Stock, par $1.00, authorized 80,000,000 shares,
  issued 48,775,314 shares.............................     48,775      48,775
 Capital in excess of par value........................    510,185     510,185
 Retained earnings.....................................    522,767     522,767
 Accumulated other comprehensive income - foreign
  currency translation.................................    (25,748)    (25,748)
 Unamortized restricted stock awards...................     (2,189)     (2,189)
 Treasury stock, 3,816,548 shares, at cost.............    (99,760)    (99,760)
                                                        ----------  ----------
   Total stockholders' equity..........................    954,030     954,030
                                                        ----------  ----------
   Total capitalization................................ $1,401,905  $1,404,895
                                                        ==========  ==========

                            DESCRIPTION OF THE NOTES

   We have summarized selected provisions of the notes below. This summary supplements and replaces (if inconsistent with) the description of the general terms and provisions of debt securities under the caption "Description of Debt Securities" in the accompanying prospectus.

General

   The notes will be issued under an indenture dated as of May 4, 1999 between Murphy Oil and SunTrust Bank, Nashville, N.A., as trustee, and a supplemental indenture thereto dated as of May 4, 1999. We refer to the indenture and the supplemental indenture together as the indenture.

   The notes will mature in 2029 and will bear interest at 7.05% per annum. Interest on the notes will accrue from May 4, 1999. We:

  . will pay interest semiannually on May 1 and November 1 of each year, commencing November 1, 1999,

  . will pay interest to the person in whose name a note is registered at the close of business on the April 15 or October 15 preceding the interest payment date,

  . will compute interest on the basis of a 360-day year consisting of twelve 30-day months,

  .  will make payments on the notes at the offices of the trustee, and

  . may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register.

   We will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The notes will not be subject to any sinking fund, and are subject to redemption at our option.

Redemption

   The notes will be redeemable at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

  .  100% of the principal amount of the notes to be redeemed or

  . the sum of the present values of the Remaining Scheduled Payments on the notes being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points.

   In each case, we will pay accrued interest to the date of redemption.

   "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable series of notes.

   "Comparable Treasury Price" means:

  . the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) as of the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or

  . if that release (or any successor release) is not published or does not contain such prices on that business day, (a) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all quotations obtained.

   "Independent Investment Banker" means one of the Reference Treasury Dealers that we appoint.

   "Reference Treasury Dealer" means each of Salomon Smith Barney Inc. (and its successors) and four other nationally recognized investment banking firms that are primary U.S. Government securities dealers specified from time to time by us. If, however, any of them shall cease to be a primary U.S. Government securities dealer, we will substitute another nationally recognized investment banking firm that is such a dealer.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer as of 3:30 p.m., New York time, on the third business day preceding the redemption date.

   "Remaining Scheduled Payments" means the remaining scheduled payments of the principal of and interest on each note to be redeemed that would be due after the related redemption date but for such redemption. If the redemption date is not an interest payment date with respect to the note being redeemed, the amount of the next succeeding scheduled interest payment on the note will be reduced by the amount of interest accrued thereon to that redemption date.

   "Treasury Rate" means the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding the redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

   We will mail notice of a redemption not less than 30 days nor more than 60 days before the redemption date to holders of notes to be redeemed.

   If we are redeeming less than all the notes, the trustee will select the particular notes to be redeemed by lot or by another method the trustee deems fair and appropriate. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

   Except as described above, the notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.

Ranking

   The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other senior unsecured and unsubordinated indebtedness.

   We currently conduct substantially all our operations through our subsidiaries, and our subsidiaries generate substantially all our operating income and cash flow. As a result, distributions or advances from our subsidiaries are the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the notes. The notes will be structurally subordinated to all obligations of our subsidiaries, including claims of trade payables. This means that holders of the notes will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings. The notes will also be effectively subordinated to any secured debt we may incur, to the extent of the value of the assets securing that debt. The indenture does not limit the amount of debt our subsidiaries can incur, and it restricts our ability to incur secured debt, subject to the limitations described under "Descriptions of Debt Securities--Restrictive Covenants" in the accompanying prospectus.

Notices

   We will mail notices and communications to the holder's address shown on the register of the notes.

Paying Agents and Transfer Agents

   The trustee will be the paying agent and transfer agent for the notes.

The Trustee

   SunTrust Bank, Nashville, N.A. is the trustee under the indenture. The trustee and its affiliates also perform certain commercial banking services for us for which they receive customary fees.

Book-Entry Delivery and Settlement

   We will issue the notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

   DTC has advised us as follows:

  . DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934

  . DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates

  . Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations

  . DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

  . Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly

  . The rules applicable to DTC and its participants are on file with the SEC

   We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. None of Murphy Oil, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

   We expect that under procedures established by DTC:

  . upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes

  . ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants

   The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

   So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

   Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

   Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

   Payments on the notes represented by the global notes will be made in immediately available funds. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

Certificated Notes

   We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes if:

  . DTC notifies us that it is no longer willing or able to act as a depositary for the global notes, and we have not appointed a successor depositary within 90 days of that notice

  . an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes or

  .  we determine not to have the notes represented by a global note.

   Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and Murphy Oil has agreed to sell to such underwriter, the principal amount of notes set forth opposite the name of such underwriter.

                                                                    Principal
                                                                      Amount
   Underwriter                                                       of Notes
   -----------                                                     ------------
    Salomon Smith Barney Inc. .................................... $137,500,000
    Chase Securities Inc. ........................................   28,125,000
    Goldman, Sachs & Co. .........................................   28,125,000
    NationsBanc Montgomery Securities LLC.........................   28,125,000
    Warburg Dillon Read LLC.......................................   28,125,000
                                                                   ------------
     Total........................................................ $250,000,000
                                                                   ============


   The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions.
The underwriters are obligated to purchase all the notes if they purchase any of the notes.

   The underwriters, for whom Salomon Smith Barney Inc. is acting as representative, propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price less a concession not in excess of 0.50% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed by the representative.

   The following table shows the underwriting discounts and commissions to be paid to the underwriters by Murphy Oil in connection with this offering
(expressed as a percentage of the principal amount of the notes).


                                                                     Paid by
                                                                    Murphy Oil
                                                                   ------------
   Per note.......................................................       0.875%

   The notes are a new issue of securities with no established trading market. We do not currently intend to apply for the listing of the notes on any securities exchange or for quotation of the notes in any dealer quotation system. We have been advised by the underwriters that one or more of them intends to make a market in the notes, but the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. We can give no assurance as to the liquidity of the trading market for the notes.

   We estimate that our total expenses of the offering, excluding underwriting discounts, will be approximately $185,000.

   In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

   Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

   Certain affiliates of the underwriters are lenders under our credit facilities and will receive a portion of the amounts repaid under these facilities from the net proceeds of the offering.

   Some of the underwriters or their respective affiliates have performed and may in the future perform various financial advisory, commercial banking and investment banking services for us from time to time, for which they have received or will receive customary fees.

                                 LEGAL MATTERS

   Steven A. Cosse, our General Counsel, and Davis Polk & Wardwell, New York, New York, our outside counsel, will issue opinions about certain legal matters in connection with the offering of the notes for us. Cravath, Swaine & Moore, New York, New York, will issue an opinion about certain legal matters in connection with the offering for the underwriters.

                                    EXPERTS

   The financial statements incorporated in the accompanying prospectus by reference to our annual report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of KPMG LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                                 $250,000,000

                 [LOGO OF MURPHY OIL CORPORATION APPEARS HERE]

                                 Debt Securities

                                 -----------

   Murphy Oil Corporation (the "Company"), a Delaware corporation, may offer from time to time up to $250,000,000 aggregate principal amount of its senior debt securities (the "Debt Securities") on terms to be determined by market conditions at the time of sale. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this Prospectus. The Debt Securities may be sold to underwriters for public offering pursuant to terms of offering fixed at the time of sale. In addition, Debt Securities may be sold by the Company directly or through agents or dealers.

   The specific aggregate principal amount, maturity, rate and time of payment of interest, purchase price, any terms for redemption or other special terms and the names of the underwriters, agents or dealers, if any, in connection with the sale of Debt Securities in respect of which this Prospectus is being delivered ("Offered Debt Securities") are set forth in the accompanying Prospectus Supplement ("Prospectus Supplement"), together with the terms of offering of the Offered Debt Securities. Unless otherwise set forth in the Prospectus Supplement, (i) the underwriters, if any, may include Salomon Smith Barney Inc., Chase Securities Inc., Goldman, Sachs & Co., NationsBanc Montgomery Securities LLC and Warburg Dillon Read LLC, acting alone or as representatives of a group of underwriters, and (ii) the agents or dealers, if any, may include Salomon Smith Barney Inc., Chase Securities Inc., Goldman, Sachs & Co., NationsBanc Montgomery Securities LLC and Warburg Dillon Read LLC.

                                 -----------

  THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS  THE
      COMMISSION OR  ANY  STATE  SECURITIES COMMISSION  PASSED  UPON  THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION  TO
          THE CONTRARY IS A CRIMINAL OFFENSE.

                                 -----------

Salomon Smith Barney

            Chase Securities Inc.

                       Goldman, Sachs & Co.

                                    NationsBanc Montgomery Securities LLC

                                                       Warburg Dillon Read LLC

April 23, 1999

   No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter, agent or dealer. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy Debt Securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE DEBT SECURITIES OR OTHER SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                 ------------

                             AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") relating to its business, financial statements and other matters. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the Public Reference Section maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and its Regional Offices located in the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the SEC's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. These reports, proxy statements and other information may also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005. In addition, the SEC maintains a Web site that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

   This Prospectus constitutes a part of a Registration Statement filed by the Company with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Debt Securities offered hereby. Any statements contained herein concerning the provisions of any documents are not necessarily complete, and, in each instance, reference is made to such copy filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and the Company's Form 8-K dated January 15, 1997 filed with the SEC are incorporated herein by reference.

   All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents. Any statements contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein, in the accompanying Prospectus Supplement or in any subsequently filed document, which also is incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

   THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS). SUCH REQUEST SHOULD BE DIRECTED TO: CORPORATE SECRETARY, MURPHY OIL CORPORATION, P. O. BOX 7000, EL DORADO, ARKANSAS 71731-7000, TELEPHONE NUMBER (870) 862-6411.

                                  THE COMPANY

   Murphy Oil Corporation is an integrated oil company with worldwide oil and gas exploration and production operations, refining and marketing operations in the United States and the United Kingdom, and pipeline and crude oil trading operations in Canada.

   During 1998, Murphy's principal exploration and production activities were conducted in the United States and Ecuador by wholly owned Murphy Exploration & Production Company and its subsidiaries, in western Canada and offshore eastern Canada by wholly owned Murphy Oil Company Ltd. and its subsidiaries, and in the U.K. North Sea and the Atlantic Margin by wholly owned Murphy Petroleum Limited. Murphy's crude oil and natural gas liquids production in 1998 was in the United States, Canada, the United Kingdom and Ecuador; its natural gas was produced and sold in the United States, Canada and the United Kingdom. The Company owns a 5% interest in Syncrude Canada Ltd., which extracts synthetic crude oil from oil sand deposits in northern Alberta. The Company conducted exploration activities in various other areas including the Falkland Islands, China, Ireland, the Faroe Islands, Spain, Philippines, Peru and Pakistan.

   Murphy Oil USA, Inc., a wholly owned subsidiary, owns and operates refineries in Meraux, Louisiana and Superior, Wisconsin. Murco Petroleum Limited, a wholly owned U.K. subsidiary serviced by Murphy Eastern Oil Company, has an effective 30% interest in a refinery at Milford Haven, Wales that can process 108,000 gross barrels of crude oil a day.

   The Company's principal executive offices are located at 200 Peach Street, El Dorado, Arkansas 71730, telephone number (870) 862-6411. Its capital stock is listed on the New York Stock Exchange and on The Toronto Stock Exchange under the symbol MUR. Unless otherwise indicated or the context otherwise requires, all references in this Prospectus to the Company include Murphy Oil Corporation and its subsidiaries.

                                USE OF PROCEEDS

   Except as otherwise described in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the general funds of the Company to be used for capital expenditures, to meet working capital requirements and for other general corporate purposes, including the repayment of borrowings. The Company may also use some or all of such net proceeds to finance the acquisition of direct or indirect interests in oil and gas producing properties.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table shows the Company's ratio of earnings to fixed charges(/1/) and ratio of earnings before special items to fixed charges(/2/) for each of the past five years.

                                                    Year Ended December 31,
                                                  ----------------------------
                                                  1998 1997  1996   1995  1994
                                                  ---- ----- ----- ------ ----
Ratio of earnings to fixed charges............... 0.4x 13.9x 14.3x (7.3)x 8.9x
Ratio of earnings before special items to fixed
 charges......................................... 4.3x 14.2x 12.3x  3.3x  7.5x

--------
(1) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, "earnings" consist of income from continuing operations before income taxes adjusted for (1) fixed charges,
    (2) undistributed earnings of companies accounted for by the equity method, (3) capitalized interest, and (4) amortization of capitalized interest. "Fixed charges" consist of interest and amortization of debt discount and expense, whether capitalized or expensed, and that portion of rental expense determined to be representative of the interest factor. The computation of earnings as described above was less than fixed charges by $13,726,000 and $141,519,000 in 1998 and 1995, respectively.

(2) For the ratio of earnings before special items to fixed charges, special items are excluded from the computation of earnings. Special items (material nonrecurring items) generally consisted of asset impairments, gains on asset sales, refunds and settlements of income tax matters, modifications of various oil and gas contracts, inventory write-downs, restructuring charges, and settlement of legal matters. Special items increased (reduced) net income for 1998, 1997, 1996, 1995 and 1994 by $(57,935,000), $68,000, $22,124,000, $(152,066,000), and $20,236,000,
    respectively. More information about special items is given in "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 8 in Item 7 of the Company's annual report on Form 10-K for the year ended December 31, 1998.

                        DESCRIPTION OF DEBT SECURITIES

   The Debt Securities will be unsecured obligations of the Company and will be issued under an Indenture (the "Indenture") between the Company and SunTrust Bank, Nashville, N.A. (the "Trustee"). The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. Under this caption, the term the "Company" refers solely to Murphy Oil Corporation.

General

   The Debt Securities will be unsecured obligations of the Company and will be issued as registered securities without coupons. The Debt Securities will rank on a parity with all other unsecured and unsubordinated obligations of the Company. The Indenture does not limit the amount of Debt Securities which may be issued thereunder, and provides that the specific terms of any Debt Securities shall be set forth in, or determined pursuant to, a resolution of the Board of Directors and/or a supplemental indenture, if any, relating to such Debt Securities.

   The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units. Special United States federal income tax considerations applicable to any Debt Securities so denominated are described in the relevant Prospectus Supplement.

   The specific terms of the Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement relating thereto, including the following, as applicable: (i) the title; (ii) any limit on the aggregate principal amount; (iii) the date of maturity; (iv) the currency or units based on or relating to currencies in which Debt Securities are denominated and the currency or units in which principal or interest or both will or may be payable; (v) the interest rate (or method by which such rate will be determined), if any, and the date from which interest will accrue; (vi) the date(s) on which interest will be payable; (vii) the place or places where the principal of and interest on such Debt Securities will be payable; (viii) provisions relating to redemption, if any, and the terms and conditions for such redemption; (ix) the denominations in which the Debt Securities are issuable; (x) additional or different covenants or Events of Default, if any, with respect to the Debt Securities in addition to or in lieu of the covenants and Events of Default specified in the Indenture; (xi) whether and under what circumstances the Company will pay additional amounts on Debt Securities held by a person who is not a U.S. person (as defined in the Prospectus Supplement) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such additional amount; and (xii) any other specific terms of the Debt Securities, including any terms which may be required by or advisable under United States laws or regulations.

   Debt Securities may be issued under the Indenture as Original Issue Discount Securities (bearing either no interest or bearing interest at the rate which at the time of issuance is below the prevailing market rate) to be sold at a discount below their stated principal amount. Any special federal income tax and other considerations applicable to such Original Issue Discount Securities are described in the Prospectus Supplement relating thereto.

   Debt Securities may be presented for exchange or transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indenture.

Global Securities

   The Debt Securities may be issued in the form of one or more fully registered global Debt Securities (a "Global Security") that will be deposited with a depositary (a "Depositary") or with a nominee for a Depositary or a nominee thereof. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. The Depositary currently accepts only Debt Securities that are payable in United States dollars.

   The specific terms of the depositary arrangement with respect to any portion of the Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such Debt Securities. The Company anticipates that the following provisions will apply to all depositary arrangements.

   Ownership of beneficial interests in a Global Security will be limited to persons who have accounts with the Depositary for such Global Security ("participants") or persons who may hold interests through participants. Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Global Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Securities.

   So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary for such Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or if an owner of a beneficial interest in a Global Security desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depositary for such Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

   Principal and interest payments on Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   The Company expects that the Depositary for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium, if any, or any interest in respect of such Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and that the distribution of these payments will be the responsibility of such participants.

   If the Depositary for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Security or Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Global Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Global Security.

Restrictive Covenants

   The following restrictions apply to the Debt Securities unless the Prospectus Supplement relating to particular Offered Debt Securities provides otherwise.

   Limitation on Liens. The Indenture states that the Company will not, nor will it permit any Restricted Subsidiary (as hereinafter defined) to, incur, assume, guarantee or suffer to exist any indebtedness for money borrowed (herein referred to as "Debt") if such Debt is secured, directly or indirectly, by any mortgage, pledge, security interest or lien of any kind (hereinafter referred to as a "Mortgage") upon any Principal Property (as hereinafter defined) or upon any indebtedness or share of capital stock of any Restricted Subsidiary which owns any Principal Property, now owned or hereafter acquired, without making effective provision, and the Company in such case will make or cause to be made effective provision, whereby the Debt Securities of each series will be secured by such Mortgage equally and ratably with (or prior to) any other Debt thereby secured so long as such Debt shall be so secured, except that the foregoing provisions shall not apply to: (i) Mortgages existing at the time of acquisition of the property, shares of stock or indebtedness affected thereby or incurred to secure payment of all or part of the purchase price of such property, shares of stock or indebtedness or to secure Debt incurred prior to, at the time of or within 120 days after the acquisition or completion of construction of such property, shares of stock or indebtedness for the purpose of financing all or part of the purchase price or cost of construction thereof, as the case may be (provided that such Mortgages are limited to such property and improvements thereon or the shares of stock or indebtedness so acquired), (ii) Mortgages affecting property, shares of stock or indebtedness of a Person existing at the time it becomes a Restricted Subsidiary (provided that any such Mortgage shall attach only to the properties and improvements thereon or the shares of stock or indebtedness so acquired), (iii) Mortgages which secure only Debt of a Restricted Subsidiary owing to the Company or a Subsidiary, (iv) Mortgages or easements on property of the Company or any Restricted Subsidiary related to the financing of such property on a tax-exempt basis pursuant to Section 103(b)(4) or (b)(6) of the Internal Revenue Code of 1986, as amended (or any successor section thereto), that do not in the aggregate materially detract from the value of property or assets or materially impair the use thereof in the operation of the business of the Company or any Restricted Subsidiary, (v) Mortgages in favor of the United States of America or any instrumentality thereof, or in favor of any foreign government or any department, agency, instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute, (vi) Mortgages existing at the date of the Indenture, (vii) liens on property or assets of the Company or any Restricted Subsidiary consisting of marine Mortgages provided for in Title XI of the Merchant Marine Act of 1936 or foreign equivalents, (viii) Mortgages on property of the Company or any Restricted Subsidiary securing Debt incurred in connection with the financing of operating, constructing or acquiring projects, provided that the recourse for such Debt is limited to the assets of such projects, and (ix) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Mortgage referred to in the foregoing clauses (i) to (viii) inclusive or of any Debt secured thereby, provided that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and; provided, further, that such Mortgage shall be limited to all or part of substantially the same property which secured the Mortgage extended, renewed or replaced (plus improvements on such property).

   Notwithstanding the foregoing, the Company or any Restricted Subsidiary may create or permit to exist Mortgages on any Principal Property, or upon any indebtedness or share of capital stock of any Restricted Subsidiary, so long as the aggregate amount of Debt secured by all such Mortgages (excluding therefrom the Debt secured by Mortgages set forth in clauses (i) through (ix), inclusive, above) does not exceed 10% of the Consolidated Net Assets of the Company.

   Limitation on Sale and Lease-Back Transactions. The Indenture states that the Company will not, nor will it permit any Restricted Subsidiary, to enter into any arrangement with any person providing for the leasing by the Company or a Restricted Subsidiary as lessee of any Principal Property (except for temporary leases for a term of not more than three years), which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person (herein referred to as a "Sale and Lease-Back Transaction"), unless (i) the Company or such Restricted Subsidiary would be entitled to incur Debt secured by a Mortgage on the property to be leased without violation of the provisions described above under "Limitation on Liens" and without equally and ratably securing the Debt Securities of each series or (ii) the Company shall, and in any such case the Company covenants that it will, apply an amount equal to the greater of (a) the proceeds of such sale or transfer or (b) the fair value (as determined by the Board of Directors) of the property so leased to the defeasance or retirement (other than any mandatory retirement), within 120 days of the effective date of any such arrangement, of Senior Funded Indebtedness; provided, however, that the amount to be so applied to the defeasance or retirement of such Senior Funded Indebtedness will be reduced by an amount (not previously used to reduce the amount of such defeasance or retirement) equal to the lesser of (x) the amount expended by the Company since the date of the Indenture and within twelve months prior to the effective date of any such arrangement or within 120 days thereafter for the acquisition by it of unencumbered Principal Properties or
(y) the fair value (as determined by the Board of Directors) of unencumbered Principal Properties so acquired by the Company during such twelve-month period and 120-day period.

   Certain Definitions. Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms and to the definition of other defined terms used herein.

   The term "Consolidated Net Assets" means the total of all assets (less depreciation and amortization reserves and other valuation reserves and loss reserves) which, under generally accepted accounting principles, would appear on the asset side of a consolidated balance sheet of the Company and its Subsidiaries, less the aggregate of all liabilities, deferred credits, minority shareholders' interests in Subsidiaries, reserves and other items which, under such principles, would appear on the liability side of such consolidated balance sheet, except Funded Indebtedness and Stockholders' Equity (as defined in the Indenture); provided, however, that in determining Consolidated Net Assets, there shall not be included as assets, (i) all assets (other than goodwill, which shall be included) which would be classified as intangible assets under generally accepted accounting principles, including, without limitation, patents, trademarks, copyrights and unamortized debt discount and expense, (ii) any treasury stock carried as an asset, or (iii) any write-ups of capital assets (other than write-ups resulting from the acquisition of stock or assets of another corporation or business).

   The term "Funded Indebtedness" of any Person means all indebtedness for borrowed money created, incurred, assumed or guaranteed in any manner by such Person and all indebtedness incurred or assumed by such Person in connection with the acquisition of any business, property or asset, which in each case matures more than one year after, or which by its terms is renewable or extendible or payable out of the proceeds of similar indebtedness incurred pursuant to the terms of any revolving credit agreement or any similar agreement at the option of such Person for a period ending more than one year after the date as of which Funded Indebtedness is being determined (excluding any amount thereof which is included in current liabilities); provided, however, that Funded Indebtedness shall not include: (i) any indebtedness for the payment, redemption or satisfaction of which money (or evidences of indebtedness, if permitted under the instrument creating or evidencing such indebtedness) in the necessary amount shall have been irrevocably deposited in trust with a trustee or proper depository either on or before the maturity or redemption date thereof, (ii) any indebtedness of such Person to any of its subsidiaries or of any subsidiary to such Person or any other subsidiary or
(iii) any indebtedness incurred in connection with the financing of operating, construction or acquisition projects, provided that the recourse for such indebtedness is limited to the assets of such projects.

   The term "Principal Property" means all property and equipment directly engaged in the exploration, production, refining, marketing and transportation activities of the Company and its Subsidiaries, except any such property and equipment which the Board of Directors declares is not material to the business of the Company and its Subsidiaries taken as a whole.

   The term "Restricted Subsidiary" means any Subsidiary of the Company that owns a Principal Property and has Stockholders' Equity that is greater than 2% of Consolidated Net Assets of the Company.

   The term "Senior Funded Indebtedness" means any Funded Indebtedness which is also Senior Indebtedness.

   The term "Senior Indebtedness" shall mean the principal of and premium, if any, and interest on (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law) and other amounts due on or in connection with any Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinated to the Securities. Notwithstanding the foregoing, Senior Indebtedness shall not include Indebtedness of the Company to a Subsidiary of the Company for money borrowed or advanced from such Subsidiary.

   The term "Subsidiary" means (i) any corporation of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time directly or indirectly owned by the Company or by the Company and one or more Subsidiaries or by one or more Subsidiaries, and (ii) any limited partnership in which the Company or a Subsidiary is a general partner and in which more than 50% of the voting interests thereof is at the time directly or indirectly owned by the Company or by the Company and one or more Subsidiaries or by one or more Subsidiaries. The term "subsidiary," when used with respect to any Person other than the Company, shall have a meaning correlative to the foregoing.

Consolidation, Merger and Sale of Assets

   The Indenture provides that the Company will not consolidate with or merge with or into any other corporation or sell or convey (including by way of lease) all or substantially all of its assets to any Person unless permitted by law and unless (1) either the Company shall be the continuing corporation, or the successor corporation or the Person which acquires by sale or conveyance substantially all the assets of the Company (if other than the Company) shall be a corporation or entity organized under the laws of the United States of America or any State thereof and shall expressly assume the due and punctual payment of the principal of and interest on all the Debt Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed or observed by the Company, by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such corporation or entity, and (2) the Company or such successor corporation entity, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition.

   Unless otherwise indicated in the Prospectus Supplement, the covenants described above would not necessarily afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company, such as a leveraged buyout.

Events of Default; Rights on Default

   An "Event of Default" with respect to the Debt Securities of any series is defined in the Indenture to mean failure to pay interest on the Debt Securities of such series when due for 30 days; failure to pay principal of the Debt Securities of such series when due; default in the payment of any sinking fund installment when due on any of the Debt Securities of such series; failure on the Company's part to observe any of its other agreements in the Indenture or the Debt Securities and applicable to the Debt Securities of such series for a period of 90 days after notice to the Company (given as described below); default involving the payment of interest, principal, premium or a sinking fund or redemption payment under any Debt of the Company in excess of $25,000,000 if either such Debt is then due and payable and demand has been made or such default results in the acceleration of such Debt which acceleration is not stayed, rescinded or annulled within ten days after written notice (provided that the resulting Event of Default under the Indenture will, in any event, be deemed to have been cured or waived by the curing or waiving of the default under such other Debt); and certain events of bankruptcy or reorganization of the Company.

   If an Event of Default occurs and is continuing, either the Trustee or the Holders of not less than 25% of the aggregate principal amount of the Debt Securities of each series so affected then outstanding may declare the principal and accrued interest of all the Debt Securities of such series due and payable immediately by written notice to the Company (and to the Trustee, if given by the Securityholders). However such declaration and its consequences may be rescinded and annulled by the Holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding, upon the conditions provided in the Indenture.

   The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default on a series of Debt Securities, give to the Holders of the Debt Securities of such series written notice of all uncured defaults; provided that, except in the case of default in the payment of principal of or interest on any of the Debt Securities of such series, the Trustee may withhold such notice if in good faith it determines that the withholding of such notice is in the interest of the Holders of the Debt Securities of such series.

   The Company is required, pursuant to the terms of the Indenture, to deliver to the Trustee within 120 days after the end of each fiscal year a certificate of certain of the Company's officers stating whether the signers know of any default by the Company in performing any of its obligations under the Indenture (and, if one has occurred, specifying its nature).

   In case an Event of Default shall occur and is continuing, the Trustee will be required to exercise its rights and powers and use the degree of care and skill of a prudent person in the conduct of his or her own affairs. Subject to certain limitations, Holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the Trustee in its exercise of any trust or power. Except as specifically provided in the Indenture, nothing therein relieves the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct.

   No Holder of the Debt Securities of any series will have any right to pursue any remedy with respect to the Indenture unless such Holder previously shall have given to the Trustee written notice of a default (and no inconsistent notice shall be subsequently delivered to the Trustee) and unless also the Holders of at least 25% of the principal amount of outstanding Debt Securities of such series shall have made a written request to the Trustee to pursue the remedy, offering indemnity satisfactory to the Trustee, and the Trustee does not comply with such request within 60 days after receipt of such request. The right of each Holder of the Debt Securities of any series to enforce his rights to receive payment of principal of, or interest on the Debt Securities held by him shall not be impaired or compromised without his consent.

Defeasance

   Under the terms of the Indenture and the Debt Securities, the Company, at its option, (a) will be discharged from any and all obligations in respect of the Debt Securities (except in each case for certain obligations to register the transfer or exchange of Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with the covenants of the Indenture, in each case, if the Company irrevocably deposits with the Trustee, in trust, money or (in the case of Debt Securities denominated in currency of the United States) U.S. Government Obligations (as defined in the Indenture) which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and interest on the Debt Securities on the dates such payments are due in accordance with the terms of the Debt Securities.

   To exercise the option under clause (a) and (b) above, the Company is required to deliver to the Trustee an opinion of counsel to the effect that Holders of the Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance.

   In the event the Company exercises its option under clause (a) or (b) of the second preceding paragraph and the Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

Modification of the Indenture

   With certain exceptions, the Company's obligations and the rights of the Holders of Debt Securities may be modified only with the consent of the Company, the Trustee and the Holders of not less than a majority in principal amount of the outstanding Debt Securities of each series affected by the amendment; provided, however, that no extension of the maturity of any Debt Securities, no reduction of the interest rate or extension of time for the payment of interest, no reduction in the principal amount or any amount payable on redemption, repayment or acceleration of maturity, no impairment of the right of repayment at the option of the Holder, if applicable, or the right to institute suit for repayment and no reduction of the percentage required for modification of the Indenture will be effective without the consent of each Holder so affected. A default on any series of the Debt Securities, except as stated above, may be waived by the Holders of a majority of the principal amount of the Debt Securities of such series.

Trustee

   SunTrust Bank, Nashville, N.A. acts as a depositary of funds of, extends lines of credit to, and performs other services for the Company and its affiliates in the normal course of its business.

                             PLAN OF DISTRIBUTION

   The Company may sell the Debt Securities to or through underwriters or dealers and also may sell Debt Securities directly to dealers or other purchasers or through agents. Any such dealer or agent, in addition to any underwriter, may be deemed to be an underwriter within the meaning of the Securities Act. The terms of the offering of the Debt Securities with respect to which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement, including the name or names of any underwriters, dealers or agents, the purchase price of such Debt Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions which may be allowed or reallowed or paid to dealers and any securities exchanges on which the Debt Securities may be listed.

   If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be sold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the Prospectus Supplement, such underwriters may include Salomon Smith Barney Inc., Chase Securities Inc., Goldman, Sachs & Co., NationsBanc Montgomery Securities LLC and Warburg Dillon Read LLC. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Debt Securities described in the accompanying Prospectus Supplement will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such Debt Securities if any are so purchased by them. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   The Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Unless otherwise set forth in the Prospectus Supplement, such agents may include Salomon Smith Barney Inc., Chase Securities Inc., Goldman, Sachs & Co., NationsBanc Montgomery Securities LLC and Warburg Dillon Read LLC. Any agents involved in the offer or sale of the Debt Securities in respect of which this Prospectus is being delivered are named, and any commissions payable by the Company to such agents are set forth in the accompanying Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

   If dealers are utilized in the sale of any Debt Securities, the Company will sell the Debt Securities to the dealers as principals. Any dealer may resell the Debt Securities to the public at varying prices to be determined by the dealer at the time of resale. Unless otherwise set forth in the Prospectus Supplement, such dealers may include Salomon Smith Barney Inc., Chase Securities Inc., Goldman, Sachs & Co., NationsBanc Montgomery Securities LLC and Warburg Dillon Read LLC. The names of any dealers and the terms of the transaction will be set forth in the Prospectus Supplement with respect to the Debt Securities being offered thereby.

   If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the Debt Securities to which this Prospectus and the Prospectus Supplement relates from the Company at the public offering price set forth in the Prospectus Supplement, plus accrued interest, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

   Underwriters will not be obligated to make a market in any Debt Securities. The Company cannot predict the activity of trading in, or liquidity of, any Debt Securities.

   Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof.

   Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for, the Company and its affiliates in the ordinary course of business.

                                LEGAL OPINIONS

   The legality of the Debt Securities offered hereby will be passed upon for the Company by Steven A. Cosse, its General Counsel, and Davis Polk & Wardwell, New York, New York, and certain legal matters in connection with the Debt Securities will be passed upon for the underwriters or the agents by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

   The consolidated financial statements and related schedules of the Company as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, incorporated by reference herein and elsewhere in the Registration Statement, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

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                                  $250,000,000


                            [Murphy Oil Corp. Logo]

                               7.05% Notes due 2029


                                 ------------
                               PROSPECTUS SUPPLEMENT
                                  April 29, 1999

                                 ------------

                              Salomon Smith Barney

                             Chase Securities Inc.

                              Goldman, Sachs & Co.

                     NationsBanc Montgomery Securities LLC

                            Warburg Dillon Read LLC

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